

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2009

Dr. Ricardo Moro-Vidal
Chief Executive Officer
7080 River Road
Suite 215
Richmond, British Columbia V6X 1X5
Canada

> **Re:** **BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 18, 2009**
> **File No. 333-162345**

Dear Dr. Moro-Vidal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   If you elect to provide the staff with copies that are marked to show changes, please ensure that the markings are accurate. For example, it appears that you updated your financial statements and notes, but those financial statements and notes are not marked to show changes from your prior filing.

Prospectus Cover

2.   We note your response to prior comment 1. Consistent with staff policy to provide meaningful pricing information, please revise so that the price range for

the units does not exceed $2.00. Also disclose the total number of each class of securities comprising the units. See Regulation S-K Item 501(b)(2).

Graphic

3.   We note the graphics added to the front of your document. Revise to clarify that the registrant has not sought or received FDA or other regulatory approvals for the marketing and sale of any of its products in the United States or any other jurisdiction. Expand the disclosure to state that that the "clinical samples" you mention do not relate to clinical trials necessary for regulatory approval and that you or your licensees have not yet commenced clinical trials necessary to obtain such regulatory approvals. Also state, if true, that your test results have not been verified by an independent research facility. With regard to "Figure 2," clarify that you have not yet developed a prototype of the device depicted.

Summary Financial Data, page 6

4.   Please refer to prior comments 9 and 10. It is not clear how you have addressed all of the points in our original comments. Please address the following:

- With respect to each of the pro forma adjustments you are reflecting on pages 6 and 19, please revise to provide clarification for why you believe the adjustments are material to investors. Refer to Rule 11-01(a)(8) and Rule 11-02 of Regulation S-X.

- Tell us how you have considered the requirements to provide pro forma condensed statements of income, including a discussion of why you concluded that such information was not necessary.

5.   Further to the above, we note that the amounts presented in the "as adjusted" column reflect multiple events, but you do not include a full quantitative and qualitative discussion of each separate event. Please revise to address the following:

- You state that the pro forma information gives effect to the application of the proceeds to repay debt. Please provide specific disclosure of the debt repayments reflected in the pro forma information.

- Explain how you calculate the "as adjusted" cash amount reflected on page 6.

6.   Please explain to us why you revised the columnar heading entitled "pro forma" within your initial Form S-1 to be labeled "as adjusted" within this amendment.

Risk Factors, page 7

7.   We note your response to prior comment 11. As we stated in the comment, it is inconsistent with Section 5 of the Securities Act to renegotiate and modify the terms of the private placement of notes *after* you register for resale the related securities on behalf of the purchasers in the private transaction. Because you did not file a post effective amendment to deregister unsold shares from the resale registration statement prior to renegotiating the terms of the notes, the resale offering was ongoing despite the fact that significant modifications were made to the notes. In the last paragraph, you state that "though never formally withdrawn," the prospectus was no longer being used. In order to clarify the issue, it would be appropriate to file a post effective amendment to remove from registration the unsold shares you initially registered for resale on behalf of the note holders so that it is clear the note holders cannot resell registered shares upon conversion of the notes that they hold as a result of the loan modification agreement.

Inverness License, page 37

8.   Regarding your response to prior comment 16:

  • We note that Inverness "may have" successfully adapted your technology to their platform. Given that your agreement with Inverness appears to require them to report to you, please clarify why you do not know whether they have successfully adapted your technology. Also clarify the consequences of a successful adaption. For example, will that enable Inverness or you to initiate clinical trials necessary for regulatory approvals?;

  • It is unclear from your revisions whether any "product and development milestones" have been achieved under your license with Inverness. Therefore, we reissue that part of prior comment 16; and

  • Tell us which part of which exhibit contains the "annual minimum royalty payment of $150,000" you disclose here. If that amount is currently redacted from Exhibit 10.4, please refile that exhibit with the redacted amount restored.

2009 Management Options, page 48

9.   Please expand your revisions added in response to prior comment 8 to clarify when you expect to grant the options mentioned here.

Item 15. Recent Sales of Unregistered Securities, page II-3

10.   We note your revisions in response to prior comment 17. Revise the last
        paragraph to clarify what exemption applied to the offer and issuance mentioned
        in paragraph 8.

Item 16. Exhibits and Financial Statement Schedules, page II-5

11.   We note your response to prior comment 18. Please tell us why Exhibit 10.3(c) is
        not marked as being subject to a request for confidential treatment, given the
        notation in the Form 8-K filed August 15, 2008 and accompanying exhibit. Also
        tell us when you submitted an application for confidential treatment for the
        information omitted from that amended agreement.

Signatures, page II-9

12.   Please indicate below the second paragraph of text required on the signatures page
        who signed in the capacity of principal financial officer.

Exhibit 5.1

13.   We will continue to evaluate your response to prior comment 19 after you file a
        final, signed and dated opinion.

14.   We note that the revised opinion refers to the maximum aggregate offering price
        of the securities. Please revise to identify the number of each type of security
        covered by the opinion.

15.   We note your response to prior comment 20; however, it continues to appear that
        counsel has not opined on all of the securities included in your fee table. For
        example, it appears that counsel has not yet opined on the "units" underlying the
        representative's warrant and the units to be issued by you to the public.
        Therefore, we reissue prior comment 20.

16.   Refer to the last sentence of the third-to-last paragraph. The opinion you file
        pursuant to Regulation S-K Item 601(b)(5) may not be qualified as to the
        jurisdiction in which counsel is admitted to practice or otherwise indicate that
        counsel is not qualified to opine on that law. For example, it appears that counsel
        is attempting to carve out the laws of the states of Oregon and Texas. Please file a
        revised opinion.

17.   In view of the disclaimer in the penultimate paragraph, please file an updated
        opinion dated the same date you expect this registration statement to be declared
        effective.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, accounting branch chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq.—Morse, Zelnick, Rose & Lander, LLP